SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ocean Rig UDW Inc.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y64354205

(CUSIP Number)

September 30, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. Y64354205	13G/A	Page 2 of 14

1	NAME OF REPORTING PERSONS Highland Global Allocation Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 719**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 719**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 719**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%**
12	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. Y64354205	13G/A	Page 3 of 14

1	NAME OF REPORTING PERSONS Highland Capital Management Fund Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 719**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 719**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 719**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. Y64354205	13G/A	Page 4 of 14

1	NAME OF REPORTING PERSONS Strand Advisors XVI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 719**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 719**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 719**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. Y64354205	13G/A	Page 5 of 14

1	NAME OF REPORTING PERSONS NexPoint Credit Strategies Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 243**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 243**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 243**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%**
12	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. Y64354205	13G/A	Page 6 of 14

1	NAME OF REPORTING PERSONS NexPoint Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 243**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 243**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 243**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. Y64354205	13G/A	Page 7 of 14

1	NAME OF REPORTING PERSONS NexPoint Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 243**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 243**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 243**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%**
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. Y64354205	13G/A	Page 8 of 14

1	NAME OF REPORTING PERSONS Nancy Marie Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 523**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 523**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 523**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. Y64354205	13G/A	Page 9 of 14

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,485**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,485**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,485**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

SCHEDULE 13G/A

This Amendment No. 3 to the Schedule 13G (this “Amendment”) is being filed on behalf of Highland Global Allocation Fund, a series of Highland Funds II, a Massachusetts business trust (the “Global Fund”), Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership (“Highland Fund Advisors”), Strand Advisors XVI, Inc., a Delaware corporation (“Strand XVI”), NexPoint Credit Strategies Fund, a Delaware statutory trust (the “Credit Fund” and together with the Global Fund, the “Funds”), NexPoint Advisors, L.P., a Delaware limited partnership (“NexPoint”), NexPoint Advisors GP, LLC, a Delaware limited liability company (“NexPoint GP”), Nancy Marie Dondero and James D. Dondero (collectively, the “Reporting Persons”). This Amendment modifies the original Schedule 13G filed with the Securities and Exchange Commission on February 17, 2015, as subsequently amended on February 11, 2016, as subsequently amended on May 4, 2016 (together, the “Original 13G”) by the Reporting Persons.

Brad Ross is the President of Strand XVI and James D. Dondero is the President of NexPoint GP. James D. Dondero ultimately controls Strand XVI and NexPoint GP. Strand XVI is the general partner of Highland Fund Advisors. Highland Fund Advisors is the investment advisor to the Global Fund. NexPoint GP is the general partner of NexPoint. NexPoint is the investment advisor to the Credit Fund. Nancy Marie Dondero is the trustee of a trust of which Mr. Dondero is a beneficiary (the “Trust”). This Amendment relates to the Common Shares, par value $0.01 per share (the “Common Stock”), of Ocean Rig UDW Inc., a Republic of the Marshall Islands corporation (the “Issuer”), held by (i) the Funds and (ii) the Trust.

Item 4	Ownership.

Item 4 of the Original 13G is hereby amended and restated to read as follows:

(a)	The Global Fund may be deemed the beneficial owner of 719 shares of Common Stock that it holds directly. Highland Fund Advisors, as the investment advisor to the Global Fund, and Strand XVI, as the general partner of Highland Fund Advisors, may be deemed the beneficial owners of the 719 shares of Common Stock held by the Global Fund.

The Credit Fund may be deemed the beneficial owner of 243 shares of Common Stock that it holds directly. NexPoint, as the investment advisor to the Credit Fund, and NexPoint GP, as the general partner of NexPoint, may be deemed the beneficial owners of the 243 shares of Common Stock held by the Credit Fund.

Ms. Dondero, in her capacity as trustee of the Trust, may be deemed the beneficial owner of the 523 shares of Common Stock held by the Trust. Ms. Dondero is the sister of Mr. Dondero. Ms. Dondero and Mr. Dondero disclaim beneficial ownership of the shares of Common Stock held by the Trust.

Mr. Dondero may be deemed the beneficial owner of the 1,485 shares of Common Stock held by (i) the Funds and (ii) the Trust.

(b)	The Global Fund, Highland Fund Advisors and Strand XVI may be deemed the beneficial owners of approximately 0.0% of the outstanding shares of Common Stock held by the Global Fund. This percentage was determined by dividing 719, the number of shares of Common Stock held directly by the Global Fund, by 90,660,578, which is the number of shares of Common Stock outstanding as of September 27, 2017 according to the Issuer’s Form F-1 filed with the Securities Exchange Commission on September 27, 2017.

The Credit Fund, NexPoint and NexPoint GP may be deemed the beneficial owners of approximately 0.0% of the outstanding shares of Common Stock held by the Credit Fund. This percentage was determined by dividing 243, the number of shares of Common Stock held directly by the Credit Fund, by 90,660,578, which is the number of shares of Common Stock outstanding as of September 27, 2017 according to the Issuer’s Form F-1 filed with the Securities Exchange Commission on September 27, 2017.

Ms. Dondero, in her capacity as trustee of the Trust, may be deemed the beneficial owner of approximately 0.0% of the outstanding Common Stock. This percentage was determined by dividing 523, the number of shares of Common Stock held directly by the Trust, by 90,660,578, which is the number of shares of Common Stock outstanding as of September 27, 2017 according to the Issuer’s Form F-1 filed with the Securities Exchange Commission on September 27, 2017.

Mr. Dondero may be deemed the beneficial owner of approximately 0.0% of the outstanding Common Stock. This percentage was determined by dividing 1,485, the number of shares of Common Stock held directly by (i) the Funds and (ii) the Trust, by 90,660,578, which is the number of shares of Common Stock outstanding as of September 27, 2017 according to the Issuer’s Form F-1 filed with the Securities Exchange Commission on September 27, 2017.

(c)	The Global Fund has the sole power to vote and dispose of the 719 shares of Common Stock that it holds directly. Highland Fund Advisors and Strand XVI have the shared power to vote and dispose of the 719 shares of Common Stock held by the Global Fund.

The Credit Fund has the sole power to vote and dispose of the 243 shares of Common Stock that it holds directly. NexPoint and NexPoint GP have the shared power to vote and dispose of the 243 shares of Common Stock held by the Credit Fund.

Ms. Dondero has the sole power to vote and dispose of the 523 shares of Common Stock held by the Trust.

Mr. Dondero has the shared power to vote and dispose of the 1,485 shares of Common Stock held by (i) the Funds and (ii) the Trust.

Item 5	Ownership of Five Percent or Less of a Class.

Item 5 of the Original 13G is hereby amended and restated to read as follows:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following  ☒.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

HIGHLAND FUNDS II, on behalf of its series Highland Global Allocation Fund

	By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Secretary

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.

By:	Strand Advisors XVI, Inc., its general partner

	By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Secretary

STRAND ADVISORS XVI, INC.

	By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Secretary

NEXPOINT CREDIT STRATEGIES FUND

	By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Secretary

NEXPOINT ADVISORS, L.P.

By:	NexPoint Advisors GP, LLC, its general partner

	By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Secretary

NEXPOINT ADVISORS GP, LLC

By:	/s/ Dustin Norris
Name:	Dustin Norris
Title:	Secretary

/s/ Nancy Marie Dondero
Nancy Marie Dondero

/s/ James D. Dondero
James D. Dondero